Introducing Robinhood Ventures Fund I (RVI)

Starting today, customers can request IPO shares of Robinhood Ventures Fund I (RVI) at an expected price of $25 per share–the Fund is expected to IPO in the coming weeks on the New York Stock Exchange


Robinhood Ventures Fund I

For too long, private markets have been out of reach to everyday investors. At Robinhood, we believe access shouldn't be limited to a select few.

Today, we're announcing that Robinhood Ventures Fund I (RVI), the first fund from Robinhood Ventures, is expected to IPO in the coming weeks on the New York Stock Exchange (NYSE) under the symbol RVI. Customers can request IPO shares of RVI through Robinhood at an expected price of $25 per share. RVI is a closed-end fund that provides retail investors exposure to a concentrated portfolio of private companies including Airwallex, Boom, Databricks, Mercor, Oura, Ramp, and Revolut with additional companies expected to be added over time. For example, we have entered into an agreement to buy shares of Stripe that we expect will close after the IPO.

"Opening up private markets will resolve one of the greatest longstanding inequities in capital markets today, and we're excited to bring these opportunities to all with Robinhood Ventures Fund I," said Robinhood CEO Vlad Tenev.

Unlike many traditional private market vehicles, RVI is designed to be accessible to all investors, with no accreditation requirements, no investment minimums, a competitive management fee, no performance fees, and daily liquidity as a publicly traded fund on the NYSE.

RVI pays Robinhood Ventures, the investment adviser, a management fee at an annual rate of 2.00% of net assets, calculated and payable quarterly. To further lower costs for investors at launch, the management fee is reduced to 1.00% for the first six months immediately following RVI's initial public offering. The Fund does not have a performance fee.

How to Participate

Starting today, customers can request IPO shares of RVI through Robinhood's IPO Access technology. Through Robinhood, customers will be able to:

- Learn about RVI and its initial portfolio companies
- (Pre-IPO) Submit an offer to buy shares of RVI
- (Post-IPO) Buy and sell shares of RVI with daily liquidity
- (Post-IPO) Track performance over time

Following the IPO, investors will also be able to buy and sell RVI through other brokerages.

Why Now?

The number of publicly traded companies in the US has fallen from about 7,000 in the year 2000 to about 4,000 in 2024.* At the same time, companies are staying private longer** and growing in both number and value. Today, there are more than 6.5 times as many private companies as public*** and the estimated value of these firms in the US now surpasses $10 trillion.****

RVI aims to expand access to this important and often closed-off part of the market. Interested investors can review the preliminary prospectus, rewatch the livestream below or learn more at https://robinhood.com/us/en/ventures/rvi. Companies interested in joining RVI or future funds by Robinhood Ventures can contact ventures@robinhood.com.


Robinhood Ventures Fund I
Roadshow
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Live in 4 days
February 17 at 9:45 AM
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Disclosures:

**World Bank Group DataBank, available at Listed domestic companies, total – United States | Data (retrieved August 14, 2025).*

***Data from Jay Ritter, University of Florida, Initial Public Offerings: Median Age of IPOs Through 2025.*

****Data from Apollo Academy, Many More Private Firms in the US. Published April 2024. For companies with last 12-month revenue greater than $100 million by count.*

*****Federal Reserve, Federal Reserve Statistical Release: Financial Accounts of the United States, First Quarter 2025. Does not include limited liability companies and limited partnerships.*

Robinhood Ventures Fund I ("RVI" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI

before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss.

Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC. Robinhood Ventures is an SEC-registered investment adviser and a wholly owned subsidiary of Robinhood Markets, Inc.

RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private "Frontier Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities.

A "Frontier Company" means a private company that, in Robinhood Ventures' view, is a best-in-class, growing business operating at the cutting edge of its sector or industry.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time. There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

Forward-Looking Statements

This communication includes "forward looking statements," including with respect to RVI's proposed initial public offering, the expected timing of the IPO, the anticipated public offering price of $25 per share, the expected listing of RVI's shares on the New York Stock Exchange under the symbol "RVI," the ability of customers to request and trade shares following the IPO, the potential addition of portfolio companies over time, and the expected closing of any contemplated portfolio investments following the IPO. These statements also include statements regarding RVI's objectives to expand access to private markets and other statements that are not historical facts. You can sometimes identify forward-looking statements through the use of words or phrases such as "will," "expect," "anticipated," "aim," "intended," or similar words and

expressions of the future. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, including the risks outlined under "Risks" in the preliminary prospectus and elsewhere in RVI's filings with the SEC, which may cause actual results to differ materially from any results expressed or implied by any forward-looking statement. RVI and Robinhood have no obligation, and do not undertake any obligation, to update or revise any forward-looking statement made in this communication to reflect changes since the date of this communication, except as required by law.

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